1934 Act Registration No. 1-14700

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of April 2022 (Commission File Number: 001-14700)
Taiwan Semiconductor Manufacturing Company Ltd. (Translation of Registrant’s Name Into English)
No. 8, Li-Hsin Rd. 6, Hsinchu Science Park, Taiwan, R.O.C. (Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1):☐

Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7):☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.
Date:	April 8, 2022	By	/s/ Wendell Huang
Wendell Huang
Vice President & Chief Financial Officer

TSMC March 2022 Revenue Report

HSINCHU, Taiwan, R.O.C. – Apr. 8, 2022 - TSMC (TWSE: 2330, NYSE: TSM) today announced its net revenue for March 2022: On a consolidated basis, revenue for March 2022 was approximately NT$171.97 billion, an increase of 17.0 percent from February 2022 and an increase of 33.2 percent from March 2021. Revenue for January through March 2022 totaled NT$491.08 billion, an increase of 35.5 percent compared to the same period in 2021.

TSMC March Revenue Report (Consolidated):

(Unit:NT$ million)
Period	March 2022	February 2022	M-o-M Increase (Decrease) %	March 2021	Y-o-Y Increase (Decrease) %	January to March 2022	January to March 2021	Y-o-Y Increase (Decrease) %
Net Revenue	171,967	146,933	17.0	129,127	33.2	491,076	362,410	35.5

TSMC Spokesperson:	Media Contacts:
Wendell Huang Vice President and CFO Tel: 886-3-505-5901	Nina Kao Head of Public Relations Tel: 886-3-563-6688 ext.7125036 Mobile: 886-988-239-163 E-Mail: nina_kao@tsmc.com	Hui-Chung Su Public Relations Tel: 886-3-563-6688 ext. 7125033 Mobile: 886-988-930-039 E-Mail: hcsuq@tsmc.com	Ulric Kelly Public Relations Tel: 886-3-563-6688 ext. 7126541 Mobile: 886-978-111-503 E-Mail: ukelly@tsmc.com

Taiwan Semiconductor Manufacturing Company Limited

This is to report the changes or status of 1) revenue, 2) funds lent to other parties, 3) endorsements and guarantees, and 4) financial derivative transactions for the period of March 2022.

1.	Revenue (in NT$ thousands)
	Period	Items	2022	2021
	March.	Net Revenue	171,966,525	129,127,388
	Jan. ~ March.	Net Revenue	491,075,873	362,410,230

2.	Funds lent to other parties (in NT$ thousands)
	Lending Company		Limit of lending	Amount Drawn
				Bal. as of period end
	TSMC China*		76,583,154	25,247,040
	* The borrower is TSMC Nanjing, a wholly-owned subsidiary of TSMC.

3.	Endorsements and guarantees (in NT$ thousands)：
	Guarantor		Limit of guarantee	Amount
				Bal. as of period end
	TSMC*		542,071,638	2,379,734
	TSMC**			185,887,000
	TSMC***			129,618,147
	TSMC Japan Ltd.****		323,211	311,124

* The guarantee was provided to TSMC North America, a wholly-owned subsidiary of TSMC.

** The guarantee was provided to TSMC Global, a wholly-owned subsidiary of TSMC.

*** The guarantee was provided to TSMC Arizona, a wholly-owned subsidiary of TSMC.

**** The guarantee was provided to TSMC Design Technology Japan, a wholly-owned subsidiary of TSMC.

4. Financial derivative transactions (in NT$ thousands)

(1) Derivatives not under hedge accounting.
‧TSMC
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	118,373,692
	Mark to Market Profit/Loss	(1,314,692)
	Unrealized Profit/Loss	(823,501)
Expired Contracts	Notional Amount	258,851,795
	Realized Profit/Loss	147,386
Equity price linked product (Y/N)		N

‧TSMC China
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	37,583,873
	Mark to Market Profit/Loss	20,977
	Unrealized Profit/Loss	49,093
Expired Contracts	Notional Amount	97,733,159
	Realized Profit/Loss	368,211
Equity price linked product (Y/N)		N

‧TSMC Nanjing
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	8,184,988
	Mark to Market Profit/Loss	(126,029)
	Unrealized Profit/Loss	(113,543)
Expired Contracts	Notional Amount	51,280,295
	Realized Profit/Loss	41,615
Equity price linked product (Y/N)		N

(2) Derivatives under hedge accounting.

‧TSMC Global
		Future
Margin Payment		(14,842)
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	2,719,670
	Mark to Market Profit/Loss	78,343
	Unrealized Profit/Loss	86,318
Expired Contracts	Notional Amount	4,993,211
	Realized Profit/Loss	31,883
Equity price linked product (Y/N)		N

‧TSMC Arizona
		Forward
Margin Payment		-
Premium Income (Expense)		-
Outstanding Contracts	Notional Amount	8,731,760
	Mark to Market Profit/Loss	208,481
	Unrealized Profit/Loss	190,182
Expired Contracts	Notional Amount	9,251,520
	Realized Profit/Loss	504,990
Equity price linked product (Y/N)		N